UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

nREPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Leading Analog Manufacturer Purchases Multiple Nova VERAFLEX® Tools”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2022

NOVA LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:

Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:

Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

 Leading Analog Manufacturer Purchases Multiple Nova VERAFLEX® Tools

Rehovot, Israel, July 7, 2022 - Nova (Nasdaq: NVMI) announced today that a leading analog and mixed-signal device manufacturer recently adopted the Nova VERAFLEX® solution for advanced process control. Nova has already delivered numerous tools to several of the customer’s fabrication sites.

Analog device manufacturing today requires tighter process control for ultra-thin films to shorten the time for device qualification and yield growth. Nova’s x-ray photoelectron spectroscopy (XPS) is uniquely equipped for this purpose and was selected over other traditional methods due to its superior technology benefits.  Over recent years Nova VERAFLEX® has revolutionized materials metrology and is the industry standard for materials characterization, providing inline composition and thin film process control in various process steps.

“This selection signifies the great potential of our materials metrology portfolio for a variety of IC devices. This new win bolsters our strategy to grow our materials metrology beyond Nova’s traditional markets,” said Eitan Oppenhaim, President and Chief Executive Officer of Nova. “Our ability to develop unique and differentiated solutions allows us to offer a broader range of capabilities, which resonates well with various customers in different steps of the IC manufacturing value chain.”

About Nova
Nova is a leading innovator and key provider of material, optical, and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information can be found at Nova’s website link - https://www.novami.com/. Nova is traded on Nasdaq & TASE, Nasdaq ticker: NVMI

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses, and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances, or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance, or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 1, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.